Exhibit 99.3

DIDI GLOBAL INC.

(an exempted company incorporated in the Cayman Islands)

(the “Company”)

Form of Proxy for Extraordinary General Meeting

I/We (a)                                                                                          of                                                                                                               being the registered holder of (b) ___________________ Class A ordinary shares, par value US$0.00002 per share, and ___________________ Class B ordinary shares, par value US$0.00002 per share, of the Company hereby appoint ___________________________ of ___________________, or failing him/her, Mr. Will Wei Cheng, to act as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the Extraordinary General Meeting (and at any adjournment thereof) (the “EGM”) of the Company to be held on May 23, 2022 at 7:00 p.m., Beijing Time, or 7:00 a.m. Eastern Time, at No. 1 Block B, Shangdong Digital Valley, No. 8 Dongbeiwang West Road, Haidian District, Beijing, China, for the purpose of considering and, if thought fit, passing the resolution as set out in the notice of the EGM and at such EGM (and at any adjournment thereof) to vote for me/us in my/our name(s) in respect of the resolution as indicated below (c):

No./Item	RESOLUTION	FOR	AGAINST	ABSTAIN
1

as an ordinary resolution, to delist the Company’s American Depositary Shares from the New York Stock Exchange (the “Delisting”) as soon as practicable, and that in order to better cooperate with the cybersecurity review and rectification measures, the Company’s shares will not be listed on any other stock exchange before the Delisting is completed.

Dated this                       day of                                  , 2022

Shareholder’s Signature (d):

Notes:

(a)	Your name(s) and address(es) to be inserted in BLOCK CAPITALS.

(b)	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(c)	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE PUT A TICK (“√”) IN THE BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE PUT A TICK (“√”) IN THE BOX BELOW THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, PLEASE PUT A TICK (“√”) IN THE BOX BELOW THE BOX MARKED “ABSTAIN”. ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast your vote for or against any resolution and/or abstain from voting at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the EGM other than those referred to in the notice of the EGM.

(d)	This proxy form must be signed by the appointor, or his/her attorney duly authorized in writing, or if such appointor be a corporation, either under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.